Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR D M C MICHELS (A DIRECTOR OF THE COMPANY) THAT ON 2 FEBRUARY 2005 HE PURCHASED 3,191 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 182.12P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE HILTON GROUP 1983 SAVINGS RELATED SHARE OPTION SCHEME.

FOLLOWING THIS TRANSACTION, MR MICHELS IS BENEFICIALLY INTERESTED IN 314,008 SHARES AND HOLDS OPTIONS TO PURCHASE 2,000 SHARES UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME.


05005775

Hilton Group plc

HILTON GROUP PLC HAS BEEN NOTIFIED BY MR I R CARTER THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 1 FEBRUARY 2005 HE HAD NO INTERESTS IN THE ORDINARY SHARES OF 10P EACH OF THE COMPANY.

THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR CARTER PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES.